390–3600LysanderLane,Richmond, BritishColumbia, Canada, V7B1C3 Tel:+1(604) 248-0939/ Fax:+1 (604) 248-0940 www.polymetmining.com

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-18

POLYMET UPDATES PROGRESS ON NORTHMET ENVIRONMENTAL REVIEW

GOVERNOR ANNOUNCES STATE MINING COORDINATOR AND SUB-CABINET TO
OVERSEE PROCESS

Hoyt Lakes, Minnesota, September 19, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) today reported on progress in the environmental review and permitting process for its NorthMet project. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Environmental Review Process & Update
In June 2010, the state and federal agencies engaged in the environmental review process agreed to prepare a Supplemental Draft Environmental Impact Statement ("EIS") that would build on the Draft EIS published in October 2009 in order to clarify the proposed project and address concerns expressed by the US Environmental Protection Agency ("EPA") and others.

The SDEIS will incorporate the proposed exchange of forests, wetlands, and lakes with high recreational value, most of which are now owned by PolyMet, for surface rights held by the U.S. Forest Service ("USFS") at the NorthMet mine site.

The Minnesota Department of Natural Resources ("DNR"), U.S. Army Corps. of Engineers ("USACE") and the USFS are the Lead Agencies responsible for preparation of the SDEIS, while the EPA is a Cooperating Agency and actively involved in review of the SDEIS.

The SDEIS, which is being prepared by an environmental consulting firm on behalf of the Lead Agencies, is expected to be completed in January 2012. Completion is taking longer than was anticipated due to the time the Lead Agencies have spent receiving and considering input from Cooperating and Regulating Agencies during the planning process. This is an important step in producing an adequate and defensible SDEIS. In addition, some time was lost because of the state government shutdown in July.

Once the SDEIS is complete, the Lead Agencies will review it with the Cooperating Agencies, Regulating Agencies and PolyMet. The Lead Agencies expect the SDEIS to be finalized in April with formal publication taking place later in the second quarter of 2012.

State of Minnesota Mining Coordinator and Sub-Cabinet Initiatives
Governor Mark Dayton has announced important strengthening of the state's management of the environmental review and permitting process for mining projects.

Governor Dayton's initiative comprises two elements:

Creation of a Mining Coordinator position to oversee and coordinate the environmental review and permitting process for mining projects. Brian Hiti, Deputy Commissioner of the Iron Range Resources & Rehabilitation Board ("IRRRB"), will fill the position on an interim basis until a permanent appointment is made.

Creation of a Mining Sub-Cabinet comprised of the Commissioners of the DNR, the Pollution Control Agency ("PCA"), the Department of Employment and Economic Development ("DEED"), and the IRRRB. Tony Sertich, Commissioner of the IRRRB, will be the Chair of the Sub-Cabinet.

The Mining Coordinator will be responsible for ensuring that the agencies that deal with mining issues are achieving their deadlines, and that there is state and federal coordination on projects.

Commissioner Sertich has stated "the governor is serious about making the system work better."

Brad Moore, PolyMet's Executive Vice-President Environment and Government Relations, stated, "The environmental review process for mining projects is complex. Having a point-person who can work with all of the state and federal agencies to ensure that the work is done thoroughly and expeditiously is an important and significant improvement in completing the NorthMet EIS process."

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall

Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.